                                                                       EXHIBIT 2

                           GLOBAL-TECH APPLIANCES INC.
     Quarterly Report for the Three and Nine Months ended December 31, 2002








-------------------------------------------------------------------------------
Except for historical information, certain statements contained herein are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," or variations of such words and similar expressions are intended to identify such forward looking statements. These forward looking statements are subject to risks and uncertainties, including but not limited to, the impact of competitive products and pricing, the financial condition of the Company's customers, product demand and market acceptance, the success of new product development, reliance on material customers and key strategic alliances, availability and cost of raw materials, the timing and proper execution of certain business plans, including the plan to diversify and transform a portion of manufacturing capacity to higher-value, technology-oriented products, currency fluctuations, uncertainties associated with investments, the regulatory environment, fluctuations in operating results, the impact of changing global, political and economic conditions and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission, including its most recent Report on Form 20-F.
--------------------------------------------------------------------------------

                  GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                  (Amounts expressed in United States dollars)

                                                                 December      March 31,
                                                                 31,2002         2002
                                                               ------------   -----------
                                                               (unaudited)     (audited)
                                                                     (in thousands)
                            ASSETS
Current assets:
   Cash and cash equivalents                                   $     25,130   $    48,589
   Short-term investments                                            39,442         8,678
   Accounts receivable, net                                           9,858        12,318
   Deposits, prepayments & other assets                               2,490         2,158
   Inventories, net                                                   8,149         9,646
                                                               ------------   -----------
      Total current assets                                           85,069        81,389
Property, plant and equipment                                        32,580        34,198
Land use rights                                                       1,964         2,002
License                                                               3,792         4,317
Patents                                                                 248           286
Promissory note receivable                                              728           775
Loan to a director                                                      230           306
                                                               ------------   -----------
      Total assets                                             $    124,611   $   123,273
                                                               ============   ===========
             LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Short-term bank borrowings                                  $         --   $        76
   Current portion of long-term bank loans                              582           715
   Accounts payable                                                   5,539         6,238
   Amount due to a director                                              --           180
   Fees payable for license                                              --         1,800
   Fees payable for land use rights                                     275           275
   Salaries and allowance payable                                       908           541
   Advance payments from customers                                        9            43
   Accrued expenses                                                   1,195         1,961
   Investment in a joint venture                                         --           246
   Income tax provision                                               3,691         4,384
                                                               ------------   -----------
      Total current liabilities                                      12,199        16,459
Long-term bank loans                                                    386           271
Deferred tax liabilities, net                                            43            43
                                                               ------------   -----------
      Total liabilities                                              12,628        16,773
                                                               ------------   -----------
Shareholders' equity:
   Preferred stock, par value $0.01; 1,000,000 shares
      authorized, no shares issued                                       --            --
   Common stock, par value $0.01; 50,000,000 shares
      authorized; 12,830,000 shares issued as of December 31,
      2002 and March 31, 2002                                           128           128
   Additional paid-in capital                                        81,753        81,753
   Retained earnings                                                 34,763        29,416
   Accumulated other comprehensive deficit                              (61)         (197)
   Less: Treasury stock, at cost, 689,147 shares as of
      December 31, 2002 and March 31, 2002                           (4,600)       (4,600)
                                                               ------------   -----------
      Total shareholders' equity                                    111,983       106,500
                                                               ------------   -----------
      Total liabilities and shareholders' equity               $    124,611   $   123,273
                                                               ============   ===========

                  GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES
                   UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
                  (Amounts expressed in United States dollars)

                                                        Three Months Ended            Nine Months Ended
                                                           December 31,                 December 31,
                                                     --------------------------   --------------------------
                                                        2002           2001          2002          2001
                                                     -----------    -----------   -----------   -----------
                                                     (unaudited)    (unaudited)   (unaudited)   (unaudited)
                                                             (in thousands, except per share data)
Net sales .........................................  $    16,544    $    19,470   $    61,403   $    67,536
Cost of goods sold ................................      (12,418)       (14,774)      (44,836)      (51,491)
                                                     -----------    -----------   -----------   -----------
Gross profit ......................................        4,126          4,696        16,567        16,045
Selling, general and administrative expenses ......       (3,487)        (3,301)      (11,034)      (10,686)
                                                     -----------    -----------   -----------   -----------
Operating income ..................................          639          1,395         5,533         5,359
Other income, net .................................          413            194         1,172         1,630
                                                     -----------    -----------   -----------   -----------
Income from continuing operations before
   income taxes ...................................        1,052          1,589         6,705         6,989
Provision for income taxes ........................         (110)           (93)         (546)         (397)
                                                     -----------    -----------   -----------   -----------
Income from continuing operations .................          942          1,496         6,159         6,592
Discontinued operations
   Loss from operations of discontinued TFEL business
      (including gain on disposal of US$29,000) ...        (175)           (606)         (812)       (1,397)
                                                     -----------    -----------   -----------   -----------
Income before minority interests ..................          767            890         5,347         5,195
Minority interests ................................           --            150            --           336
                                                     -----------    -----------   -----------   -----------
Net income ........................................  $       767     $    1,040    $    5,347   $     5,531
                                                     ===========    ===========   ===========   ===========
Basic and diluted earnings per common share .......  $      0.06     $     0.09    $     0.44   $      0.46
                                                     ===========    ===========   ===========   ===========
Basic and diluted weighted average number of shares
   outstanding ....................................       12,141         12,138        12,141        12,138
                                                     ===========    ===========   ===========   ===========

Note: On November 1, 2002, we announced that our subsidiary, Global Lite Array
(BVI) Limited, entered into an agreement to sell Lite Array's thin-film electroluminescent ("TFEL") display business, including the interest that Lite Array owns in a joint venture manufacturing facility in Jiangmen, China, to the former management of Lite Array. As a result of this agreement, the results of operations for Lite Array's TFEL display business have been reported as discontinued operations and previously reported financial statements have been restated to conform to the current operating structure.

The summarized results of discontinued operations are as follows:

                                                Three Months Ended          Nine Months Ended
                                                   December 31,                December 31,
                                              --------------------------  -------------------------
                                                  2002          2001          2002        2001
                                              -----------   -----------   -----------  -----------
                                              (unaudited)   (unaudited)   (unaudited)  (unaudited)
                                                                (in thousands)
Net sales ..................................  $       115   $        18   $       599  $        42
Cost of goods sold .........................          (96)          (10)         (507)         (25)
                                              -----------   -----------   -----------  -----------
Gross profit ...............................           19             8            92           17
Loss in a joint venture ....................          (56)         (540)         (325)        (741)
Selling, general and administrative
   expenses ................................         (167)          (74)         (608)        (673)
                                              -----------   -----------   -----------  -----------
Operating loss .............................         (204)         (606)         (841)      (1,397)
Gain on sales on discontinued
   TFEL business ...........................           29           0.0            29          0.0
                                              -----------   -----------   -----------  -----------
Loss from operations of discontinued TFEL
   business ................................  $      (175)  $      (606)  $      (812) $    (1,397)
                                              ===========   ===========   ===========  ===========

                                       3

                  GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                  (Amounts expressed in United States dollars)

                                                                       Nine Months     Nine Months
                                                                          Ended           Ended
                                                                         December        December
                                                                         31, 2002        31, 2001
                                                                       -----------     -----------
                                                                       (unaudited)     (unaudited)
                                                                              (in thousands)
Cash flows from operating activities
   Income before minority interest                                           5,347           5,195
      Adjustments to reconcile net income before minority interest to net cash provided by operating activities:
         Depreciation and amortization                                       3,942           3,465
         Gain on disposal of short-term investments                             --            (107)
         Gain on disposal of TFEL business                                     (29)             --
         Loss on disposal of property, plant and equipment                      38              --
         Provision for promissory note receivable                               47              --
         Decrease/(increase) in accounts receivable, net                     2,343          (1,667)
         Increase in deposits, prepayments and other assets                   (368)           (538)
         Decrease in inventories, net                                        1,497           3,935
         Increase in intangible assets                                          --            (817)
         Decrease in accounts payable                                         (699)         (9,128)
         Decrease in advance payments from customers                           (34)             (8)
         Decrease in accrued expenses                                       (2,300)           (162)
         Decrease/(increase) in income tax provision                          (693)            394
                                                                       -----------     -----------
            Net cash provided by operating activities                        9,091             562
                                                                       -----------     -----------

Cash flows from investing activities:
         Purchase of short-term investments                                (34,281)         (9,724)
         Proceeds from disposal of short-term investments                    3,653          33,927
         Proceeds from disposal of TFEL business                               100              --
         Decrease/(increase) in interests in joint venture                      13            (884)
         Purchase of property, plant and equipment                          (2,093)         (1,720)
         Decrease in loan to a director                                         76              77
         Net cash outflow in respect of the acquisition of
            subsidiary                                                          --              (1)
                                                                       -----------     -----------
            Net cash provided by investing activities                      (32,532)         21,675
                                                                       -----------     -----------
Cash flows from financing activities:
         Addition of long-term bank loans                                      691              --
         Issuance of treasury stock to employees                                --               6
         Repayment in short-term bank borrowings                                --            (802)
         Repayment of long-term bank loans                                    (709)           (849)
                                                                       -----------     -----------
            Net cash used in financing activities                              (18)         (1,645)
                                                                       -----------     -----------

Net increase (decrease) in cash and cash equivalents                       (23,459)         20,592
Cash and cash equivalents at beginning of year/period                       48,589          28,489
                                                                       -----------     -----------
                                                                            25,130          49,081
                                                                       ===========     ===========

                  GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- UNAUDITED

      (Amounts expressed in United States dollars unless otherwise stated)

Note 1  --  GENERAL

The accompanying unaudited consolidated financial statements of Global-Tech Appliances Inc. ("Global-Tech") have been prepared as of December 31, 2002 and for the nine-month period then ended. The interim financial statements should be read in conjunction with the annual financial statements as of March 31, 2002. These statements reflect all adjustments which are, in the opinion of management, necessary to fairly present Global-Tech's financial position as of December 31, 2002 and its results of operations and cash flows for the nine months ended December 31, 2002. The results of operations for the nine months ended December 31, 2002 should not be considered indicative of the results expected for the year ending March 31, 2003.

Global-Tech is incorporated in the British Virgin Islands and is a holding company that does not engage in daily business operations. Global-Tech and its subsidiaries are collectively referred to as the "Company." The Company is a designer and manufacturer of a wide range of small household appliances. The Company's main manufacturing and warehousing operations are located in Dongguan and Shenzhen, the People's Republic of China ("China"). The Company's products are sold to customers primarily in the United States and Europe.

On April 14, 1998, the Company issued 4,200,000 common shares, par value $0.01 per share, in connection with the initial public offering of its common shares (the "IPO"). On May 7, 1998, the Company issued an additional 630,000 common shares to the underwriters of the IPO pursuant to their exercise in full of the over-allotment option granted to them by the Company.

Note 2  --  SUBSIDIARIES

Details of the Company's principal subsidiaries as of December 31, 2002 were as follows:

                     Name                             Country         Ownership
-------------------------------------------   ----------------------  ---------
Wing Shing Products (BVI) Company Limited ... British Virgin Islands      100.0%
Wing Shing Overseas Limited ................. British Virgin Islands      100.0
Pentalpha Enterprises Limited ............... Hong Kong                   100.0
Pentalpha Hong Kong Limited ................. Hong Kong                   100.0
Kwong Lee Shun Trading Company Limited ...... Hong Kong                   100.0
Dongguan Wing Shing Electrical Products
   Factory Company Limited .................. China                       100.0
Global-Tech USA, Inc. ....................... United States               100.0
Pentalpha Macau Commercial Offshore Limited . Macau                       100.0
Global Lite Array (BVI) Limited ............. British Virgin Islands       76.8
Lite Array (BVI) Company Limited ............ British Virgin Islands       76.8
Lite Array, Inc. ............................ United States                76.8

Global-Tech Appliances Inc. is a holding company of the above subsidiaries. Wing Shing Products (BVI) Company Limited is primarily engaged in selling finished goods to the Company's customers. Wing Shing Overseas Limited, Pentalpha Enterprises Limited and Pentalpha Hong Kong Limited are primarily engaged in buying raw materials and selling finished goods to the Company's customers. Kwong Lee Shun Trading Company Limited is a service company that provides management services to the Company. Dongguan Wing Shing Electrical Products Factory Company Limited is the Company's manufacturing facility located in Dongguan, China. Global-Tech USA, Inc. provides investor relations and consulting services to the Company. Pentalpha Macau Commercial Offshore Limited is a newly incorporated subsidiary primarily engaged in selling finished goods to the Company's customers. Global Lite Array (BVI) Limited is an investment holding company. Lite Array (BVI) Company Limited is a newly incorporated subsidiary of Global Lite Array (BVI) Limited primarily engaged in buying raw materials and selling solid state flat-panel displays to the Company's customers. Lite Array, Inc. is primarily engaged in research and development of organic light emitting diode solid state flat-panel displays. These products are in the development stage and consequently no sales have been made to customers.

Note 3  --  SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed in the preparation of these statements are identical to those applied in preparing the latest annual financial statements. A summary of those significant accounting policies can be found in the Company's fiscal 2002 Annual Report on Form 20-F, filed on October 15, 2002, in the Notes to the Consolidated Financial Statements, Note 3, and under "Item 5.E--Operating and Financial Results and Prospects--Application of Critical Accounting Policies."

                           GLOBAL-TECH APPLIANCES INC.
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                     FOR THE QUARTER ENDED December 31, 2002

General

        We design, manufacture and sell a wide range of small household appliances to brand marketers in developed countries. Our products, all of which are manufactured in China, are marketed by our customers under brand names such as Black & Decker(R), DeLonghi(R), Dirt Devil(R), Eureka(R), Hamilton Beach(R), Krups(R), Morphy Richards(R), Mr. Coffee(R), Proctor-Silex(R), Sunbeam(R) and West Bend(R). We manufacture over 100 different models, primarily in four product categories:

       .  kitchen appliances, such as coffeemakers and indoor grills;

       .  garment care products, such as steam irons;

       .  travel products and accessories, such as travel irons; and

       . floor care products, such as upright vacuum cleaners and hand-held steam vacuum cleaners.

       We were founded in 1963 and, for most of our history, operated as a contract manufacturer of products developed by our customers. In recent years, however, we have emphasized original design manufacturing. As an original design manufacturer, or ODM, we design and develop proprietary new products which we manufacture for our customers. This shift in emphasis was made possible by our forming a product design and development team consisting of engineers who focus on the development of new products. Net sales of our ODM products represented 48.3% and 54.3% of our net sales during the three months ended December 31, 2001 and December 31, 2002, respectively, and 50.7% and 46.3% of our net sales during the nine months ended December 31, 2001 and 2002, respectively, with the remaining sales generated by our contract manufacturing activities. Sales of ODM products have increased as a percentage of net sales in the 2003 quarterly period mainly due to a decline in sales to one of our major contract manufacturing customers, Royal Appliance Mfg. Co. Sales of ODM products had been declining as a percentage of net sales over the last several years. This trend is expected to continue in the near term due to an anticipated increase in sales of new floor care products, which are primarily contract manufactured products. We expect to continue to emphasize our ODM strategy to the greatest extent possible, however, as ODM products generally have higher profit margins.

        We also are continuing to acquire new technologies in an effort to expand our capabilities in manufacturing finished products. These transactions are part of our long-term business strategy to gradually diversify and transform a portion of our manufacturing facility to higher-value, technology-oriented products that we believe will allow us to leverage our existing research and development and technical management staff in Hong Kong, as well as our manufacturing infrastructure in China. Our long-term strategic focus is to de-emphasize component manufacturing, as component manufacturing does not offer value-added opportunities on a consistent basis.

       Since most of our purchases and sales are denominated in U.S. dollars, our financial statements are presented in U.S. dollars, our functional currency. Our financial statements are prepared in accordance with U.S. generally accepted accounting principles. References to an interim period refers to the nine month period ended; for example, "2003 interim period" refers to the nine month period ended December 31, 2002.

References to a quarterly period refer to our fiscal quarter ended on December 31; for example, "2003 quarterly period" refers to the fiscal quarter ended December 31, 2002.

Results of Operations

        The following table sets forth certain statement of income data as a percentage of net sales for the periods indicated:

                                                          Three Months Ended         Nine Months Ended
                                                             December 31,              December 31,
                                                        -----------------------    ---------------------
                                                           2002         2001         2002        2001
                                                        ----------    ---------    ---------  ----------
Net sales ............................................       100.0%       100.0%       100.0%      100.0%
Cost of goods sold ...................................        75.1         75.9         73.0        76.2
                                                        ----------    ---------    ---------  ----------
Gross profit .........................................        24.9         24.1         27.0        23.8
Selling, general and administrative expenses .........        21.1         16.9         18.0        15.8
                                                        ----------    ---------    ---------  ----------
Operating income .....................................         3.8          7.2          9.0         8.0
Other income, net ....................................         2.5          1.0          1.9         2.4
                                                        ----------    ---------    ---------  ----------
Income from continuing operations before income taxes.         6.3          8.2         10.9        10.4
Provision for income taxes ...........................         0.7          0.5          0.9         0.6
                                                        ----------    ---------    ---------  ----------
Income from continuing operations ....................         5.6          7.7         10.0         9.8
Discontinued operations:
   Loss from operations of discontinued TFEL business
   (including gain on disposal of US$29,000) .........         1.1          3.1          1.3         2.1
                                                        ----------    ---------    ---------  ----------
Income before minority interests .....................         4.5          4.6          8.7         7.7
Minority interests ...................................          --          0.8           --         0.5
                                                        ----------    ---------    ---------  ----------
Net income ...........................................         4.5%         5.4%         8.7%        8.2%
                                                        ==========    =========    =========  ==========


Note: On November 1, 2002, we announced that our subsidiary, Global Lite Array
(BVI) Limited, entered into an agreement to sell Lite Array's TFEL display business, including the interest that Lite Array owns in a joint venture manufacturing facility in Jiangmen, China, to the former management of Lite Array. As a result of this agreement, the results of operations for Lite Array's TFEL display business have been reported as discontinued operations and previously reported financial statements have been restated to conform to the current operating structure.

Nine Months ended December 31, 2002 Compared with Nine Months ended December 31, 2001

        Net sales. Our net sales consist of our gross invoiced sales less discounts and returns. Net sales for the 2003 interim period were $61.4 million as compared to $67.5 million in the 2002 interim period. The decrease in net sales was mainly attributable to the decrease in kitchen appliance and garment care product sales, which was partially offset by an increase in sales of floor care products. In the 2003 interim period, sales of floor care products increased approximately 27.5% over the 2002 interim period.

        On December 17, 2002, Techtronic Industries Company Limited ("TTI") and Royal Appliance jointly announced that they have entered into a definitive agreement for TTI to acquire Royal Appliance. Royal Appliance is one of our largest customers, representing 42.2% of our net sales for the fiscal year ended March 31, 2002 and 42.8% of our net sales for the 2003 interim period. Royal Appliance is not contractually obligated to purchase floor care products from us, as we only sell to them on the basis of purchase orders. TTI is a Hong Kong-based manufacturer and marketer of home improvement products, floor care appliances and electronic measuring devices. There can be no assurance that after acquiring Royal Appliance, TTI will not begin to manufacture the floor care products we currently supply to Royal Appliance or that TTI will not utilize another sub-contractor to manufacture these products and purchase such products from them. If TTI does manufacture these products itself or purchase them from another sub-contractor, it could have a material adverse affect on our business, financial condition and results of operations.

        Net sales consist primarily of sales in our four major product categories: kitchen appliances, garment care products, travel products and accessories and floor care products. Sales in each product category for the 2003 interim period as compared to the 2002 interim period were as follows:

        . Sales of kitchen appliances decreased to $22.6 million, or 36.7% of net sales, from $30.6 million, or 45.3% of net sales, primarily due to decreased sales of breadmakers, food steamers, food processors and electric knives. These products were once in high demand and comprised a significant portion of our revenues in the past. More recently, however, demand has waned for these products, and due to continued pressure from our customers to reduce prices on these products, we have decided to discontinue manufacturing certain of these products.

        . Sales of garment care products decreased to $947,000, or 1.5% of net sales, from $6.2 million, or 9.2% of net sales. The decrease in sales in this product category in Europe has been significant due to decreased sales of steam irons to a major European customer because of decreased demand for this product and also the bankruptcy of Moulinex S.A., another major European customer which purchased these products from us.

        . Sales of travel products increased to $1.4 million, or 2.4% of net sales, from $1.1 million, or 1.7% of net sales, primarily due to increased sales of garment steamers which were partially offset by the decreased sales of travel irons and travel sets.

        . Sales of floor care products increased to $33.5 million, or 54.6% of net sales, from $26.3 million, or 38.9% of net sales, primarily due to sales of carpet shampooers and steam vacuums to new customers and a marginal sales increase of floor care products to Royal Appliance.

        Gross profit. Gross profit consists of net sales less cost of goods sold, which includes the costs of raw materials, production materials, labor, transportation, depreciation and factory overhead. Gross profit in the 2003 interim period was $16.6 million, or 27.0% of net sales, as compared to $16.0 million, or 23.8% of net sales, in the 2002 interim period. Gross profit as a percentage of net sales increased in the 2003 interim period primarily because of a change in product mix and our ability to reduce expenses over the prior period at a more accelerated rate than net sales decreased. Cost of goods sold decreased approximately $6.7 million in the 2003 interim period due to decreases in raw material costs ($5.6 million decrease over the comparable period), direct and indirect labor costs ($551,000 decrease over the comparable period) and the cost of fuel, water and electricity ($240,000 decrease over the comparable period) and other overheads. We plan to continue to retain tight control of manufacturing overhead such as labor and consumables. Profit margins are expected to remain relatively stable for the remainder of fiscal 2003. We are, however, in the process of developing new products and expect to incur additional overhead and raw material costs in the early production stages that may offset any further decreases in cost of goods sold.

        Selling, general and administrative expenses. The primary components of our selling, general and administrative ("SG&A") expenses include expenses related to product design and development, transportation of finished goods, salaries for our marketing and administrative personnel, professional fees and utilities. We have completed the sale of Lite Array's TFEL business to the former management of Lite Array. Excluding the SG&A expenses incurred by Lite Array's TFEL business, SG&A expenses in the 2003 interim period increased to $11.0 million, or 18.0% of net sales, from $10.7 million, or 15.8% of net sales, in the 2002 interim period. SG&A expenses attributable to Lite Array's TFEL business were approximately $608,000 and $673,000 in the 2003 and 2002 interim periods, respectively. The increase in SG&A expenses was primarily due to the fees paid to consultants working on new product development and higher amortization charges, which were partially offset by the decrease in legal and professional fees, management-related expenses and salaries and wages paid to administrative staff. We expect SG&A expenses to remain at their current level for the balance of fiscal 2003.

        The primary components of our design and development expenses included in SG&A expenses include sample design fees, patent fees, testing charges, inspection fees and salaries for our engineers and designers. Design and development expenses in the 2003 interim period were approximately $1.0 million compared to $1.2 million in the 2002 interim period. The decrease in design and development expenses was due to a reduction in the number of engineers and designers responsible for certain discontinued products and a reduction in testing expenses. We plan to continue to recruit new R&D personnel for new development programs.

        Operating income. During the 2003 interim period, operating income was approximately $5.5 million as compared to $5.4 million in the 2002 interim period, an increase of 3.2% over the prior-year period. The primary reasons for the increase in operating income was higher gross profit, which was partially offset by the higher SG&A expenses over the comparable period.

        Interest expense and other income, net. Interest expense consists of interest on our short- and long-term bank credit facilities. Interest expense was approximately $48,000 in the 2003 interim period as compared to $112,000 in the 2002 interim period. The decrease in interest expense was due to decreased borrowing requirements. Other income, net includes tooling income, interest income and non-recurring income. Other income, net was $1.2 million in the 2003 interim period as compared to $1.6 million in the 2002 interim period. The decrease in other income, net was primarily attributable to a decrease in interest income during the 2003 interim period as interest rates continued to drop to 1.8% from over 3.0% in the prior period.

        Income tax. We had taxable income in Hong Kong in the 2003 and 2002 interim periods. The financial statements include provisions for Hong Kong profits tax of approximately $546,000 and $397,000 in the 2003 and 2002 interim periods, respectively. We do not believe that our current method of operations subjects us to U.S. taxes because we do not have income effectively connected with a trade or business in the United States. No income tax was payable by us in China during this period because our subsidiary in China had accumulated tax losses during these periods.

        Discontinued operations. We recognized a profit of $29,000 on the sale of Lite Array's TFEL business. The operating results of this business are reflected as losses incurred of approximately $1.4 million and $812,000 in the 2002 and 2003 interim periods, respectively.

        Minority interests. During the 2002 interim period, minority shareholders absorbed approximately $336,000 in losses from the operations of Global Lite Array (BVI) Ltd. during that period. Due to accumulated losses in Global Lite Array (BVI), there was no minority interest in the 2003 interim period.

        Net income. Net income for the 2003 interim period was $5.3 million, or $0.44 per share, as compared to $5.5 million, or $0.46 per share, for the 2002 interim period.

Three Months ended December 31, 2002 Compared with Three Months ended December 31, 2001

        Net sales. Net sales for the 2003 quarterly period decreased approximately 15.0% to $16.5 million from $19.5 million in the 2002 quarterly period. The decrease in net sales was primarily attributable to a decrease in sales of floor care products, kitchen appliances and garment care products. The decrease in floor care product sales was attributable to a decrease in sales to Royal Appliance, which was only partially offset by

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an approximate $1.0 million increase in sales to new floor care customers. Sales to Royal Appliance fell due to increased competition based upon price. To help retain Royal Appliance as a major customer, we recently entered into new arrangements with Royal Appliance to produce the products we manufacture for Royal at a lower cost in an attempt to secure additional business in the near future. These new arrangements may have a negative impact on our profit margins. While we believe that the additional sales volume from these new arrangements will make up for any negative impact on our profit margins, Royal Appliance has no contractual obligation to continue to purchase floor care products from us and the likelihood of Royal placing additional orders with us is based upon our ability to compete with the other floor care product manufacturers. Based upon the new arrangements, we expect sales to Royal Appliance to remain stable through the fourth quarter of fiscal 2003.

        Sales in each product category for the 2003 quarterly period as compared to the 2002 quarterly period were as follows:

        . Sales of kitchen appliances decreased to $7.4 million, or 44.6% of net sales, from $8.4 million, or 43.1% of net sales, primarily due to decreased sales of breadmakers, food steamers, electric knives and food processors. Sales of these products decreased due to significant price competition in this product category. Due to overcapacity in the business, sales of kitchen appliances are expected to continue to decline.

        . Sales of garment care products decreased to $329,000, or 2.0% of net sales, from $1.3 million, or 6.7% of net sales, primarily due to decreased sales of steam irons to a major European customer.

        . Sales of travel products increased to $245,000, or 1.5% of net sales, from $239,000, or 1.2% of net sales, primarily due to increased sales in garment steamers partially offset by decreased sales in travel irons and iron sets.

        . Sales of floor care products decreased to $7.3 million, or 44.3% of net sales, from $8.5 million, or 43.8% of net sales, primarily due to decreased sales to Royal Appliance in the 2003 quarterly period.

        Gross profit. Gross profit in the 2003 quarterly period was $4.1 million, or 24.9% of net sales, as compared to $4.7 million, or 24.1% of net sales, in the 2002 quarterly period. Gross profit as a percentage of net sales increased in the 2003 quarterly period primarily because cost of goods sold decreased over the prior period at a more accelerated rate than net sales decreased. Cost of goods sold decreased $2.4 million in the 2003 quarterly period due to decreases in raw material costs ($2.0 million decrease over the comparable period) and decreased manufacturing overhead, including direct and indirect labor costs and the cost of fuel, water and electricity and other overhead. We plan to continue to retain tight control of manufacturing overhead such as labor and consumables. We anticipate that gross profit margins will remain at current levels for the remainder of fiscal 2003. We are, however, in the process of developing new products, and we expect to incur additional overhead and raw material costs in the early production stages that may offset any further decreases in cost of goods sold.

        Selling, general and administrative expenses. SG&A expenses in the 2003 quarterly period were $3.5 million, or 21.1% of net sales, as compared to $3.3 million, or 16.9% of net sales, in the 2002 quarterly period. The increase was primarily due to an increase in consultancy fees for new product development and amortization charges over the comparable quarterly period, which was partially offset by a decrease in legal and professional fees, management-related expenses and salaries and wages paid to administrative staff. We have completed the sale of Lite Array's TFEL business to the former

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management of Lite Array. SG&A expenses attributable to Lite Array's TFEL business were approximately $167,000 and $74,000 in the 2003 and 2002 quarterly periods, respectively.

        Design and development expenses in the 2003 quarterly period were $330,000 as compared to $384,000 in the 2002 quarterly period. The decrease in design and development expenses was due to decreased sample design fees, testing charges and salaries and wages paid to the design and engineering staff responsible for certain discontinued products. We plan to continue to recruit new R&D personnel for new development programs.

        Operating income. During 2003 quarterly period, operating income was approximately $640,000 as compared to $1.4 million in the 2002 quarterly period, a decrease of 54.2% over the prior-year period. The primary reasons for the decrease were decreased sales of floor care, garment care and kitchen appliance products and higher SG&A expenses over the comparable period.

        Interest expense and other income, net. Interest expense was $15,400 in the 2003 quarterly period as compared to $19,300 in the 2002 quarterly period. The decrease in interest expense was due to decreased borrowings. Other income, net was $413,000 in the 2003 quarterly period as compared to $194,000 in the 2002 quarterly period. The increase in other income, net was primarily attributable to an increase in tooling payments from our customers.

        Income tax. We had taxable income in Hong Kong in the 2003 and 2002 quarterly periods. The financial statements include provisions for Hong Kong profits tax of approximately $110,000 and $93,000 in the 2003 and 2002 quarterly periods, respectively. We do not believe that our current method of operations subject us to U.S. taxes because we do not have income effectively connected with a trade or business in the United States. No income tax was payable by us in China during this period because our subsidiary in China had accumulated tax losses during these periods.

        Discontinued operations. The operating results of Lite Array's TFEL business are reflected as losses incurred of approximately $606,000 and $175,000 in the 2002 and 2003 quarterly periods, respectively.

        Minority interests. During the 2002 quarterly period, minority shareholders absorbed approximately $150,000 in losses from the operations of Global Lite Array (BVI) Ltd. during that period. Due to accumulated losses in Global Lite Array (BVI), there was no minority interest in the 2003 quarterly period.

        Net income. Net income for the 2003 quarterly period was $767,000, or $0.06 per share, as compared to $1.0 million, or $0.09 per share, in the 2002 quarterly period.

Liquidity and Capital Resources

        Our primary sources of financing have been cash from operating activities and borrowings under credit agreements with various banks. Net cash provided by operating activities during the 2003 interim period was $9.1 million as compared to approximately $562,000 in the 2002 interim period. During the 2002 interim period, the increase in net cash provided by operating activities was mainly due to the decrease in accounts receivable over the comparable period and a reduction in the rate of decrease of accounts payable over the comparable period. The shift in current asset balances since March 31, 2002 from cash and cash equivalents to short-term investments reflects our estimated cash reserve being adequate to meet current liabilities.

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        At December 31, 2002, accounts receivable were $9.9 million as compared to $12.3 million at March 31, 2002 as a result of the decrease in sales during the 2003 interim period. Receivables at December 31, 2002 represented 44.2 days of sales as compared to 62.0 days of sales at March 31, 2002. The decrease in days of sales was caused by the recent decrease in sales to one of our largest customers, Royal Appliance. We have continued to extend the payment terms for this customer.

        At December 31, 2002, inventories were $8.1 million as compared to $9.6 million at March 31, 2002. Our inventories consist primarily of raw materials needed for future production. The decrease was mainly due to our use of raw materials for the production of floor care products, which were heavily stocked for the peak production season in the first and second quarters, and the decreased sales in the 2003 interim period.

        At December 31, 2002, accounts payable were approximately $5.5 million as compared to $6.2 million at March 31, 2002. The decrease was mainly due to our payment for raw materials for the production of floor care products, which were heavily stocked during the peak production period in the first and second quarters, and the decreased sales in the 2003 interim period. Working capital increased from $64.9 million at March 31, 2002 to $72.9 million at December 31, 2002 due primarily to an increase in short-term investments, which was partially offset by a decrease in cash and cash equivalents, and a decrease in accounts payable.

        In October 1998, we made a loan to a start-up U.S. corporation wholly owned by the spouse of a corporate executive in the original principal amount of $1.0 million, bearing interest at a fixed annual rate of 7.0% and payable in quarterly installments of approximately $81,000 commencing October 28, 2003, with any remaining balance due in full on October 28, 2008. As of December 31, 2002, accrued interest on the loan was approximately $340,467. We have reserved fully against the interest due. As this company is currently in the development stage, there can be no assurance that the loan will be repaid on a timely basis, if at all.

        In October 1999, we made a loan to a director for the purchase of a residence. The loan is in the original principal amount of $460,000, bearing interest at a fixed annual rate of 6.02%, and is secured by a mortgage on the property. The loan is payable in six years with annual installments of approximately $77,000 of principal together with interest on the unpaid principal balance, commencing October 21, 2000. Payments on the loan will be forgiven in arrears, however, on each payment due date in consideration for the director's continued service to us.

        Our aggregate capital expenditures during the 2003 and 2002 interim periods were approximately $2.0 million and $1.7 million, respectively. During the 2003 interim period, capital expenditures were mainly incurred for the acquisition of equipment. Our outstanding capital commitments as of December 31, 2002 were approximately $500,000, primarily for the acquisition of tooling and purchase of machinery and equipment. We expect to incur an aggregate of approximately $1.4 million in capital expenses for the expansion of the Dongguan facility in fiscal 2003 to support our OLED display program. We have commenced the initial phase of the expansion, involving building a prototype assembly line incorporating one evaporator which we plan to complete before year end. We intend to produce samples from this line to determine whether there is sufficient market interest to support of our plan of building a full scale pilot line.

        Our revolving credit facilities with Standard Chartered Bank, HongkongBank and Citibank, N.A. have an aggregate facilities limit of approximately $35.7 million as of December 31, 2002, bearing interest at floating commercial bank lending rates in Hong Kong, which ranged from 6.0% to 6.125% per annum as of December 31, 2002. The amounts payable each month on the revolving credit facilities varies depending upon the amounts drawn at the time and was $79,000 in December 2002. Our outstanding borrowings vary according to our seasonal working capital requirements. As of December 31, 2002, the amount utilized for

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overdrafts, bank loans, guarantees and letters of credit under our bank facilities was approximately $1.3 million.

        As of December 31, 2002, our long-term debt consisted of four term loans with an aggregate outstanding amount of $968,000 (including the current portion of long-term debt), all of which was provided by Standard Chartered Bank under the revolving credit facility to finance the purchase of machinery, equipment and motor vehicles. These loans bear interest at rates per annum currently ranging from 2.65% to 6.0% and mature on various dates through the year 2004. All of such loans are payable in monthly installments which were approximately $79,000 as of December 31, 2002.

        We anticipate that cash generated from operating activities should be adequate to satisfy our capital requirements for at least 18 to 24 months. We have in the past considered potential acquisitions of complimentary businesses. Although we have not reached an agreement for such an acquisition, we plan to continue to pursue selected acquisitions of complementary businesses. In the event that we should consummate such an acquisition, our capital requirements could increase.

         Our acquisition of Lite Array, Inc. was completed in May 2001. The acquisition was accomplished through a newly-formed subsidiary, Global Lite Array (BVI) Limited, into which we contributed our convertible bond investment in Lite Array plus $3.8 million of cash. In turn, the former common shareholders of Lite Array contributed their Lite Array shares into Global Lite Array in exchange for 9.2% of the outstanding shares of Global Lite Array, and the holders of Lite Array debt exchanged $4.0 million in Lite Array debt in exchange for 14.0% of the outstanding shares of Global Lite Array. Lite Array is a California-based company involved extensively in the research, development and pre-production of inorganic and organic solid state flat-panel displays. Lite Array also operates a joint venture manufacturing plant in Jiangmen, China. Total consideration for our investment in Lite Array was approximately $9.6 million, of which approximately $3.8 million was settled in cash and we took responsibility for paying for the balance due on a license of $1.8 million. The remaining portion of the consideration was satisfied in exchange of convertible notes issued by Lite Array in fiscal 2001.

        As part of our analysis of the potential for Lite Array's TFEL display business and its joint venture operation, we determined that the long-term prospects were limited. Global Lite Array's Board of directors decided, at a June 10, 2002 board meeting, to discontinue the production of TFEL displays and cease funding the joint venture in China as of September 30, 2002. A presentation was made regarding this matter to our Board of Directors on June 30, 2002 and a decision was made to write off the value of Lite Array's investment in the joint venture, the goodwill associated with the TFEL display business and certain TFEL production equipment owned by us.

        On November 1, 2002, we announced that our subsidiary, Global Lite
Array (BVI) Limited, entered into an agreement to sell Lite Array's TFEL display business, including the interest that Lite Array owns in a joint venture manufacturing facility in Jiangmen, China, to the former management of Lite Array. The net gain on disposal was immaterial.

        The balance due on the small molecule OLED license we assumed as a result of our acquisition of Lite Array has been paid in full as of December 31, 2002. Payments totaling $1.8 million were made on this license during the 2003 interim period. Pursuant to the license arrangement, Lite Array must pay royalties of a fixed percentage of the net sales of OLED display products that are produced by using the licensed know-how and sold by Lite Array and its subsidiaries before January 1, 2004. Lite Array also must pay royalties of the greater of a fixed amount or a fixed percentage of the net sales of OLED display products that are produced by using the licensed know-how and sold by Lite Array and its subsidiaries after January 1, 2004. The license expires in 2023 and may be terminated at any time by us after January 1, 2004.

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        On October 18, 2002, we announced that our Lite Array subsidiary had acquired a license from Luxell Technologies Inc. of Toronto, Ontario, Canada to incorporate Luxell's proprietary Black Layer(R) technology in the production of OLED displays. We believe this technology should further accelerate and support our recent announcement to concentrate Lite Array's research and development efforts on OLED displays and our plans to set up a pilot production line for developing and producing OLED displays.

        Inflation. From 1996 through 2001 and the first eleven months of 2002, the rate of inflation in Hong Kong has ranged from approximately -6.2% to 6.8% (approximately -1.7% during 2001) and the average rate of inflation in China has ranged from approximately -2.1% to 17.0% (approximately -0.4% during 2001). As a general matter, the effect of this inflation on us is primarily limited to labor costs, which represent a small component of our total expenses. As we purchase most of our raw materials outside China, inflation in China does not have a significant effect on our overall costs.

        Currency and exchange rates. Our functional currency is the U.S. dollar. Nearly all of our sales are denominated in U.S. dollars. The majority of our expenses, including wages and other production and administrative costs are denominated in Hong Kong dollars and Chinese Renminbi. Certain raw materials and other expenses are purchased using a variety of currencies including the U.S. dollar, Chinese Renminbi, Japanese yen and German mark. The majority of raw materials are purchased using Hong Kong dollars. The Hong Kong dollar is pegged to the U.S. dollar. We have not been significantly affected by exchange rate fluctuations and therefore have not needed to hedge our positions.

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